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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 -----------

                                SCHEDULE 13G/A
                                (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                          FILED PURSUANT TO 13d-2(b)
                              (Amendment No. 4)*


                             ACE*COMM CORPORATION
                             --------------------
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                    --------------------------------------
                        (Title of Class of Securities)


                                 0044 04 109
                                 -----------
                                (CUSIP Number)

                              DECEMBER 31, 2000
                              -----------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ ]      Rule 13-d-1(b)

        [ ]      Rule 13-d-1(c)

        [X]      Rule 13-d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                       (Continued on following page(s))


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CUSIP No.  0044 04 109                                         Page 2 of 5 Pages

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        1. NAMES OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           S. Joseph Dorr

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        2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)    [ ]
                                                                     (b)    [ ]

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        3. SEC USE ONLY


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        4. CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

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       NUMBER OF          5.   SOLE VOTING POWER
        SHARES                   520,552
     BENEFICIALLY
       OWNED BY           -----------------------------------------------------
         EACH             6.   SHARED VOTING POWER
       REPORTING                 0
        PERSON
         WITH             -----------------------------------------------------
                          7.   SOLE DISPOSITIVE POWER
                                520,552

                          -----------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER
                                 0

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        9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           520,552

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        10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES
 ............................................................................[ ]

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        11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.6%

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        12.TYPE OF REPORTING PERSON

           IN

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CUSIP No.  0044 04 109                                        Page 3 of 5 Pages

--------------------------------------------------------------------------------


Item 1.

      Item 1(a).  Name of Issuer:

                  ACE*COMM Corporation

      Item 1(b).  Address of Issuer's Principal Executive Offices:

                  704 Quince Orchard Road
                  Gaithersburg, Maryland  20878

Item 2.

      Item 2(a).  Name of Person Filing:

                  S. Joseph Dorr

      Item 2(b)   Address of Principal Business Office, or, if None, Residence:

                  704 Quince Orchard Road
                  Gaithersburg, Maryland  20878

      Item 2(c)   Citizenship:

                  United States of America

      Item 2(d):  Title of Class of Securities:

                  Common Stock, $.01 par value

      Item 2(e):  CUSIP Number:

                  0044 04 109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  Not applicable.



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CUSIP No.  0044 04 109                                        Page 4 of 5 Pages

Item 4.   Ownership:

      Item 4(a)   Amount beneficially owned:
                  520,552 shares

      Item 4(b)   Percent of class:  5.6%

      Item 4(c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:
                        520,552

                  (ii)  Shared power to vote or to direct the vote:
                        0

                  (iii) Sole power to dispose or to direct the disposition of:
                        520,552

                  (iv)  Shared power to dispose or to direct the disposition of:
                        0

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable.


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CUSIP No.  0044 04 109                                       Page 5 of 5 Pages


Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  Not applicable.




                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   February 13, 2001


                                                     /s/
                                               --------------------
                                               S. Joseph Dorr